

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2011

Mr. Brett Wimberley
Chief Financial Officer
Access Plans, Inc.
900 36th Avenue NW, Suite 105
Norman, OK 73072

> **Re: Access Plans, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2010**
> **Filed December 22, 2010**
> **Form 10-Q for the quarter ended December 31, 2010**
> **File No. 0-30099**

Dear Mr. Wimberley:

We have reviewed your response letter dated April 1, 2011 and have the following comments. As noted in our letter dated March 18, 2011, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2010

Critical Accounting Policies, page 26

Goodwill and Intangible Assets, page 27

1. We note your response to comment one from our letter dated March 18, 2011. Please confirm that you will disclose in the notes to your financial statements the amount of goodwill allocated to each reportable segment, as required by ASC 350-20-50-1.

Consolidated Balance Sheets, page 38

2. We note your response to comment two from our letter dated March 18, 2011. Please describe for us in more detail the nature of the accruals for vendor network fees, discount benefits expense and marketing leads.

Note 2. Summary of Significant Accounting Policies, page 42

Revenue Recognition, page 44

3. We note your response to comment five from our letter dated March 18, 2011. Tell us and disclose where you have recorded the deferred policy acquisition costs on your balance sheet and quantify the amount capitalized at each balance sheet date.

4. We note your response to comment six from our letter dated March 18, 2011. Please provide us with a more comprehensive analysis of your determination that your revenues should be presented on a gross basis. For each source of revenue in each segment, please address the factors discussed in FASB ASC 605-45. In particular, it is not apparent to us that you are the primary obligor in your revenue arrangements.

Item 9A and Item 9A(T). Controls and Procedures, page 61

Evaluation of Disclosure Controls and Procedures, page 61

5. We note your response to comment nine from our letter dated March 18, 2011. We continue to believe that you should amend your Form 10-K for the year ended September 30, 2010 and Form 10-Q for the quarter ended December 31, 2010 to disclose your conclusions regarding disclosure controls and procedures as of these dates.

Please file all correspondence over EDGAR. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director